FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        On May 26, 2004, Enterprise Products Partners L.P. hosted a meeting for security analysts where information regarding its various operations and the proposed merger with GulfTerra were discussed. This filing includes excerpts from various presentations made at the meeting that reference the proposed merger. A complete copy of the presentations can be found on Enterprise’s website, www.epplp.com, under “Investor Information” and “Presentations.”

PRESENTATION

Enterprise’s Operating and Business Environment Special Emphasis on the U.S. Ethylene Industry Peter Fasullo En*Vantage, Inc May 26, 2004

EPD asset base concentrated on Gulf Coast with linkage to the Western and Mid-Cont. producing regions via MAPL/Seminole.

Over 90% of EPD’s Business is expected to be generated from NGL and Petrochemical Midstream Services during 2004.

GTM asset base highly concentrated in Texas and San Juan Basin with positions in the GOM.

During 2004, over 70% of GTM’s Business is expected to be Oil & Gas Midstream Services - only 28% generated from NGL Midstream Services. * Includes GulfTerra and 9 Gas Processing Plants to be Acquired from El Paso Corp. GulfTerra Business Breakdown*

The Merger will diversify EPD’s business and provide more balance in Midstream Services for Both Companies. Expected Enterprise + GulfTerra Business Breakdown For 2004 Combination provides: Better balance between NGLs, Oil, and Gas Services Integration of Facilities Business Risk Mitigation *Does Not Include the $30 MM Cost Saving Synergies or Commercial Synergies yet to be Quantified.

Sensitivity Cases Baseline Case - assumes “Project Miramar” price deck based on 2004 PIRA forecast and represents the recovery phase of the Ethylene Industry’s business cycle. Trough Case - annualizes mid-2003 market conditions reflecting ethylene cycle bottom, high relative price of natural gas, and minimum ethane cracking levels. Low Price Case - uses a low natural gas and crude price deck supplied by S&P.

Combination Reduces EPD’s Sensitivity to Higher Natural Gas Prices in Trough Case. Trough conditions for an entire year, negatively impacts EPD’s operating income approx. $53MM from its Baseline operating income. EPD’s Louisiana NGL assets and the MAPL/Seminole Pipeline, show the greatest sensitivity to an ethylene industry downturn due to reduced ethane volumes transported and fractionated. Recent changes in processing agreements help offset lower processing margins in Louisiana. Under “Trough Case”, GTM benefits from higher energy prices and its operating income increases by $25MM from its Baseline operating income. As a result, the combined operating income of EPD and GTM is only reduced by approx. $29MM.

Combination Slightly Increases EPD’s Sensitivity to Lower Natural Gas Prices. The Low Price Case actually benefits EPD’s operating income marginally, due to the following factors: Lower energy prices benefit economic growth and ethane demand specifically. Higher volumes through EPD’s NGL systems and the amended Shell contract offset lower processing margins for EPD. GTM’s operating income decreases by approximately $39MM under the Low Price Case due to POP contracts (assuming no hedges are in place). As a result, the combined operating income of EPD and GTM is reduced by approximately $34MM under the low price case.

Enterprise & GulfTerra Combination

Combined EPD and GTM System Map

Organic Growth from Serving Major Producing Basins Provides integrated services to the largest producing basins in the Lower 48 Strong Rocky Mountain and deepwater Gulf of Mexico franchise Diversifies EPD into crude oil and platform services GOM currently accounts for 32% of U.S. crude and condensate production. Expected to account for 43% by 2010 and 48% by 2015

Complementary Assets MAPL - San Juan Basin Gathering/Processing Mid-America Pipeline - Rocky Mountain System 2,548 miles of pipe 120 MBPD capacity from Rock Springs, WY to 4-Corners; 225 MBPD capacity 4-Corners to Hobbs San Juan System Volumes 1.2 MMDth/d gathered 44 MBPD NGLs produced Gathering contracts 83% indexed to natural gas prices (natural hedge to EPD) 17% fixed fee Conventional gas reserves 30 yrs Proved & Probable 44 yrs Proved, Probable & Potential

GTM Contract Structure San Juan Natural Gas Gathering Gather ~ 1,200 MMDth/d 83% of volume have fees that are a % of natural gas index price 17% of volume have fixed fees Chaco Gas Processing Process 665 MMBtu/d Recover 44 MBPD NGLs 24% of gas processed under fixed fees (per MMBtu) 76% NGL retainage GTM’s share is ~ 8 MBPD Permian Gas Processing Process/treat 270 MMBtu/d 10% fixed fees 90+% NGL retainage GTM’s share ~ 4 MBPD

Complementary Assets Texas Intrastate Natural Gas Pipeline 9,300 miles of pipeline 3.35 Bcf/d 2002 volume 7 Bcf storage capacity 1,260 receipt and delivery meters 137 Intrastate, interstate and municipal connections Firm contracts account for 50% of pipeline capacity 97% of storage capacity Fee based 9 natural gas processing/treating plants with a capacity of 1.89 Bcfd (to be purchased from EP in Step 2)

GTM Contract Structure South Texas Process ~ 1,450 MMDth/d Recover 70 MBPD NGLs in full recovery 34% fixed fees (per MMBtu) 16% keepwhole (primarily wellhead purchases) 51% POP 59% NGL retainage with “conditioning election” for producer 33% NGL retainage with floor fee for GTM 8% NGL retainage at all times

# GTM Contract Structure

- South Texas "Conditioning election"
  - Producers can elect reduced ethane recoveries and convert to a fixed fee for processing
  - GTM can elect to recover incremental ethane on a keepwhole basis or reduce plant recoveries
  - GTM share of NGLs
    - ~ 3.1 MBPD if producers elect recovery, or
    - ~ 6.7 MBPD of ethane if producers elect "conditioning mode" and plants are run in full recovery mode
  - Estimates reflect producers electing "conditioning mode" with GTM recovering incremental ethane

© All rights reserved. Enterprise Products Partners L.P.
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Gross Spread Assumptions Price/Spread Assumptions

Gross Operating Margin Sensitivities

Complementary Assets TX NGL Transportation and Fractionation GTM South Texas integrated NGL pipeline and fractionation assets 1,000 miles of NGL pipelines Capacity 96 MBPD 2002 throughput 70 MBPD 9 South Texas natural gas processing/treating plants to be purchased from EP in Step 2 are an important source of NGLs to downstream system 1.89 Bcfd capacity

Complementary Assets EPD & GTM’s Gulf of Mexico Position

Natural Gas Storage: Highlights Strategically located in Southeast 13.5 Bcf high deliverability salt dome storage facility 2003 revenues of $3.5MM from interruptible contracts All available capacity is subscribed 52% subscribed beyond 2021 FERC authority for 8 Bcf expansion Convert 1.8 Bcf - Commitments on 83%, outstanding proposals on rest Create 5 Bcf - Signed LOI with SNG to build and sell, along with interest in the Petal Pipeline 1.2 Bcf expansion of existing cavern

Ranking Along the Value Chain After Merger

Financial Overview

Capitalization Pro Forma for Merger As Adjusted capitalization pro forma for the acquisition of GulfTerra and purchase of S. Texas gas plants. Historical adjusted for May equity offering and proceeds from monetization of interest rate hedging program. %Net Debt to Net Capitalization % Debt to Total Capitalization Partners’ Equity Minority Interests Long-term Debt Current Maturities Cash ($ in millions) Debt to Total Capitalization:

Ownership Pro Forma for Merger Historical as of December 31, 2003 adjusted for April 2004 equity offering and pro forma for acquisition of GulfTerra.

Enterprise Products Partners L.P.
Use of Non-GAAP Financial Measures

        Certain information contained within this filing under Rule 425 include non-generally accepted accounting principle (“non-GAAP”) financial measures. To the extent practical, the following information provides quantitative and qualitative information to reconcile the specified non-GAAP financial measures to their most directly comparable financial measure calculated and presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Our non-GAAP financial measures should not be considered as alternatives to GAAP financial measures such as net income, operating income, operating activities cash flows or any other GAAP measure of liquidity or financial performance.

        Gross Operating Margin

        We evaluate our financial performance based on the non-GAAP measure of gross operating margin. Gross operating margin is an important performance measure of the core profitability of our operations. This measure forms the basis of our internal financial reporting and is used by senior management in deciding how to allocate capital resources. We believe that investors benefit from having access to the same financial measures that our management uses in evaluating financial results. The GAAP measure most directly comparable to total gross operating margin is total operating income.

        In general, we define total gross operating margin as operating income before: (1) depreciation and amortization expense; (2) operating lease expenses for which we do not have the payment obligation; (3) gains and losses on the sale of assets; and (4) selling, general and administrative expenses. Gross operating margin is exclusive of other income and expense transactions, provision for income taxes, minority interest, cumulative effect of changes in accounting principles and extraordinary charges. At the business segment level, gross operating margin is calculated by subtracting segment operating costs and expenses (net of adjustments noted above) from segment revenues, with both totals before the elimination of intercompany transactions. In accordance with GAAP, intercompany accounts and transactions are eliminated in consolidation.

        Certain information contained within this filing under Rule 425 include references to forecasted gross operating margin of selected assets, which are components of our business segments. At this level of financial analysis, gross operating margin is primarily the difference between forecasted asset revenues and related operating costs. Asset-level operating expenses exclude the same categories as noted in the previous paragraph (i.e., depreciation expense, amortization expense, etc.). Certain expense categories such as selling, general and administrative expenses are not allocated to individual assets; therefore, it is impractical to reconcile asset-level gross operating margin to asset-level operating income. In addition, we have measured gross operating margin for only selected assets and not for all our operations, which would be required to calculate total gross operating margin on a forecast basis. If we allocated such expenses at an asset-level, operating income for each asset would be less than the asset-level gross operating margins shown in the attached presentation. For an example of the reconciliation of total gross operating margin to total operating income, please see the reconciliation under “Financial Review Presentation.”

Enterprise and GulfTerra Combination Presentation

        Page 114. This slide presents hypothetical combined asset-level gross operating margin for both Enterprise and GulfTerra on a post-merger basis based on three sets of pricing assumptions (for natural gas and NGLs). As discussed in “Gross Operating Margin,” it is impractical to reconcile an asset-level gross operating margin estimate to its comparable asset-level operating income amount.

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Financial Review Presentation

        The following table gives an example of the reconciliation of non-GAAP total gross operating margin to its most comparable GAAP counterpart, total operating income. This information has been extracted from the original presentation posted on Enterprise’s Internet website to aid the reader in understanding the nature of the reconciling items between the two financial measures.

	For the Three Months Ended March 31,		Dec. 31,
	2004	2003	2003
	(Unaudited, Dollars in Millions)
Reconciliation of Non-GAAP “Total Gross Operating Margin” to
GAAP “Operating Income”
Operating Income	$87.3	$85.0	$66.1
Adjustments to derive Total Gross Operating Margin:
Depreciation and amortization in operating costs and expenses	30.5	27.7	31.9
Retained lease expense, net, in operating costs and expenses	2.3	2.3	2.3
Loss (gain) on sale of assets in operating costs and expenses	0.1		0.1
Selling, general and administrative costs	9.5	11.5	8.6

Total Gross Operating Margin	$129.7	$126.5	$109.0

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Enterprise Products Partners L.P.
Capitalization Pro Forma for Merger Reconciliation

        Page 129. This slide presents certain adjusted and pro forma as adjusted information relating to Enterprise’s capitalization at December 31, 2003. The pro forma as adjusted shown in the slide information is derived from the information contained in the Pro Forma Condensed Consolidated Balance Sheet shown on page F-6 under Item 5 of our Current Report on Form 8-K filed with the SEC on April 26, 2004. A reconciliation between the pro forma amounts presented in the Form 8-K disclosure and the amounts shown in the slide presentation is shown in the following tables. We also have included information showing how the financial ratios presented on this slide were calculated.

	At December 31, 2003
	Historical	Adjustments		As Adjusted per Slide
Cash	$44.3	$104	.5 (a)	$148.8

Current maturities of long-term debt	$240.0	(225	.0) (b)	$15.0
Long-term debt	1,899.5	(82	.0) (b)	1,817.5
Minority interest	86.4			86.4
Partners' equity	1,705.9	104	.5 (a)	2,116.4
		306	.0 (b)

Total capitalization	$3,931.8			$4,035.3

% Debt to Total Capitalization:
Current maturities of long-term debt	$240.0			$15.0
Long-term debt	1,899.5			1,817.5

Total Debt	$2,139.5			$1,832.5

Capitalization	$3,931.8			$4,035.3

% Debt to Total Capitalization	54.4%			45.4%

% Net Debt to Total Capitalization:
Current maturities of long-term debt	$240.0			$15.0
Long-term debt	1,899.5			1,817.5

Total Debt	2,139.5			1,832.5
Less cash and cash equivalents	(44.3)			(148.8)
Net Debt	$2,095.2			$1,683.7

Capitalization (net of cash)	$3,887.5			$3,886.5

% Debt to Total Capitalization	53.9%			43.3%

Notes:	(a) Reflects monetization of interest rate hedging program in April 2004 (b) Reflects proceeds and related adjustments for May 2004 equity offering

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	At December 31, 2003
	Pro Forma As Adjusted from Form 8-K	Adjustments		Pro Forma As Adjusted per Slide
Cash	$123.3	$104	.5 (a)	$123.3
		(104	.5) (b)

Current maturities of long-term debt	$601.0	(104	.5) (b)	$496.5
Long-term debt	3,826.6			3,826.6
Minority interest	88.2			88.2
Partners’ equity	4,919.8	104	.5 (a)	5,024.3

Total capitalization	$9,435.6			$9,435.6

% Debt to Total Capitalization:
Current maturities of long-term debt				$496.5
Long-term debt				3,826.6

Total Debt				$4,323.1

Capitalization				$9,435.6

% Debt to Total Capitalization				45.8%

% Net Debt to Total Capitalization:
Current maturities of long-term debt				$496.5
Long-term debt				3,826.6

Total Debt				4,323.1
Less cash and cash equivalents				(123.3)

Net Debt				$4,199.8

Capitalization (net of cash)				$9,312.3

% Debt to Total Capitalization				45.1%

Notes:	(a) Reflects monetization of interest rate hedging program in April 2004 (b) Reflects use of monetization proceeds to reduce debt

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